

November 23, 2022

Adrian Foltz
Chief Financial Officer
American Virtual Cloud Technologies, Inc.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

>   **Re: American Virtual Cloud Technologies, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 17, 2022**
>   **File No. 333-268443**

Dear Adrian Foltz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Marion Graham, Law Clerk, at 202-551-6521 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology